UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                              Commission File Number:  33-82746

Nomura Asset Securities Corporation Home Equity Loan Pass-Through Certificates
                              Series 1995-2
            (Exact name of registrant as specified in its charter)

     2 World Financial Center, Building B, New York, New York 10281-1198
                        Telephone: (212) 667-9300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Series 1995-2, Classes 1A, 2A-1, 2A-2, 2A-3, 2A-4 and 2M
           (Title of each class of securities covered by this Form)

                                    None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)        [ ]  Rule 12h-3(b)(1)(i)      [ ]
        Rule 12g-4(a)(1)(ii)       [ ]  Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(2)(i)        [ ]  Rule 12h-3(b)(2)(i)      [ ]
        Rule 12g-4(a)(2)(ii)       [ ]  Rule 12h-3(b)(2)(ii)     [ ]
                                        Rule 15d-6               [X]

Approximate number of holders of record as of the certificate or notice date:14

Pursuant to the requirements of the Securities Exchange Act of 1934, Nomura Asset Securities Corporation Home Equity Loan Pass-Through Certificates Series 1995-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 1997                       By: /s/ Ryan Kutty, Trust Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.